Exhibit 23(b)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2016, relating to the consolidated financial statements of Duke Energy Carolinas, LLC and subsidiaries ( “Duke Energy Carolinas”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes effective December 31, 2015, on a prospective basis, discussed in Note 22 to the consolidated financial statements) appearing in the Annual Report on Form 10-K of Duke Energy Carolinas for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina

September 23, 2016